UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-30898

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

All*AmerUs Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AmerUs Group Co.
699 Walnut Street
Des Moines, IA 50309-3948

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

All*AmerUs Savings and Retirement Plan
Years Ended December 31, 2002 and 2001

All*AmerUs Savings and Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2002 and 2001

o	Ernst & Young LLP 801 Grand Avenue Suite 3400 Des Moines, IA 50309	o	Phone: (515) 243-2727 www.ey.com

Report of Independent Auditors

The Board of Trustees
All*AmerUs Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of All*AmerUs Savings and Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 13, 2003

All*AmerUs Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

Assets
Investments	$83,215,723	$90,735,411
Employer contributions receivable	2,934,468	2,172,921

Net assets available for benefits	$86,150,191	$92,908,332

See accompanying notes.

All*AmerUs Savings and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31

	2002	2001

Additions:
Investment income (loss):
Interest and dividends	$1,605,980	$1,455,714
Net unrealized and realized losses on investments	(12,640,582)	(4,658,485)

	(11,034,602)	(3,202,771)
Contributions:
Employer	8,326,734	4,417,328
Employees	4,321,670	3,982,601

	12,648,404	8,399,929
Transfer of net assets from other plans	388,957	129,882
Transfer of net assets resulting from plan merger	—	19,587,533

Total additions	2,002,759	24,914,573
Deductions — benefits paid to participants	(8,760,900)	(7,366,961)

Net additions (deductions)	(6,758,141)	17,547,612
Net assets available for benefits at beginning of year	92,908,332	75,360,720

Net assets available for benefits at end of year	$86,150,191	$92,908,332

See accompanying notes.

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements

December 31, 2002

1.     Description of Plan

The following description of the All*AmerUs Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan covering all employees of AmerUs Group Co., (the Company or AmerUs). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective October 1, 2001, the Indianapolis Life Insurance Company Salary Reduction Plan and the Bankers Life Insurance Company of New York Profit-Sharing and Salary-Deferral Plan (the Indianapolis Life plans) merged into the Plan.

Eligibility

Employees are eligible to participate the first of the month coinciding with, or next following, their hire date. Full-time employees and part-time employees who are scheduled to work fewer than 20 hours per week are eligible if the employee has earned 1,000 hours of service during (a) the one-year period which commences on his date of employment, or (b) any Plan year subsequent to the employee’s date of employment. Any individual who was eligible to participate in one of the Indianapolis Life plans as of September 30, 2001 and who is an employee on October 1, 2001 are also eligible employees.

Contributions

Participants may contribute up to 50% of annual base salary, overtime pay, short-term disability plan payments, and bonuses (W-2 compensation), but excluding sign-on bonuses, long-term incentives, moving expenses, severance payments, flexible benefit credits taken in cash, car allowances, fitness reimbursements, and exam awards. In addition, participants may contribute flexible benefit credits to the Plan as pretax contributions. Contributions of flexible benefit credits shall be made at the time and in the manner specified in the flexible benefit plan. The amount contributed per year shall not exceed $11,000 in 2002 and $10,500 in 2001. The annual contribution to all retirement benefit plans shall not exceed the lesser of $30,000 or 25% of the participant’s compensation.

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

In addition to the above general plan provisions, special provisions of the Plan applicable in connection with the merger of the Indianapolis Life plans provides that an individual who was an eligible participant in one of the Indianapolis Life plans was eligible for profit sharing contributions, salary deferral contributions, and matching contributions during the period from October 1, 2001 to December 31, 2001 in accordance with the terms of the Indianapolis Life plans.

The Company contributes 125% of the participant’s contribution up to the first 4% of pay contributed, which is called the “company match.” The Company also contributes 4% of compensation as of the end of the Plan year, which is called a “core contribution.” The Company’s “core contribution” is made as a combination of cash and Company stock, with the cash portion being contributed to the Money Purchase Pension component of the Plan and the stock portion being contributed to the Employee Stock Ownership (ESOP) component of the Plan. Each business unit within the Company could elect a “profit sharing contribution” to be allocated among participants employed by the business unit.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of Plan net earnings. Allocations of net earnings are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the vested benefit that could be provided from the participant’s account.

Vesting

A participant’s interest in pre-tax employee contributions and rollover contributions is fully vested and nonforfeitable at all times. After one year of service, the participant is fully vested in the portion of the participant’s account attributable to employer matching contributions. After five years of service, the participant is fully vested in the core contribution, profit sharing contributions, and any interim benefit supplement, however some employees (generally those that have been merged into the plan) are subject to different vesting schedules. In addition, any participant whose position is eliminated during the period from September 1, 2001 to December 31, 2003 shall have a fully vested interest in their account balance upon their termination of employment provided that during the period beginning January 1, 2003 and ending December 31, 2003 this

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

provision will not apply if the employee terminates employment prior to the termination date established by AmerUs.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account; regular installments paid monthly, quarterly, or annually over a period designated or dollar amount specified by the participant, not to exceed the participant’s life expectancy; a joint and 50% survivor annuity for the lives of the participant and spouse, which is purchased from a life insurance company with the proceeds from the participant’s account; or a participant may elect to rollover the value of the account into another company’s plan or into an established individual retirement account.

Investment Options

Participants may direct contributions in 1% increments among 16 core investment options, including 14 mutual funds offered by American Century Services Corporation, investments through American Century Personal Choice Retirement Account (PCRA) or common stock of AmerUs. Participants are limited to 50% of their vested account balance (minimum of $1,000) in the American Century Personal Choice Retirement Account or common stock of AmerUs.

Ultra Investors Fund - funds invested in stocks of larger companies with a long-term capital growth potential.

Vista Investors Fund - funds invested primarily in stocks of small to medium-sized companies with long-term capital growth potential. This fund was frozen and made unavailable for new contributions effective January 1, 1999.

International Growth Fund - funds invested in companies of all sizes located in foreign countries.

Value Fund - funds invested primarily in equity securities of well-established companies that are believed to be undervalued at time of purchase.

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Strategic Allocation: Aggressive Fund— funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 75% stocks, 20% bonds, and 5% money market securities.

Strategic Allocation: Moderate Fund— funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 60% stocks, 30% bonds, and 10% money market securities.

Strategic Allocation: Conservative Fund— funds invested in a diversified portfolio of stocks, bonds, and money market securities. The fund’s targeted mix of assets is 40% stocks, 45% bonds, and 15% money market securities.

Stable Asset Fund - funds invested exclusively in a diversified pool of high quality fixed income securities.

Income & Growth Fund - funds invested in large U.S. companies whose stocks appear undervalued.

J.P. Morgan U.S. Small Company Opportunities Fund - funds invested primarily in the common stocks of small U.S. companies whose market capitalization are greater than $150 million and less than $1.25 billion when purchased.

Diversified Bond Fund - funds invested in high and medium grade, non-money market debt securities. They are payable in U.S. or foreign currencies, including corporate bonds and notes, government securities, and securities backed by mortgages or other assets.

Real Estate Fund - funds invested exclusively in stocks of companies in the real estate sector.

Barclays Global Investors S&P 500 Stock Fund - funds invested in stocks of larger companies with market capitalization of $10 billion or more providing a blend of long-term growth potential and securities believed to be undervalued at time of purchase.

Royce Low-Priced Stock Fund - funds invested primarily in small companies that are believed to be undervalued at time of purchase.

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements (continued)

1.     Description of Plan (continued)

Common Stock of AmerUs - funds invested in common stock of AmerUs. For reporting purposes, AmerUs stock represents both common stock held under the AmerUs stock core investment fund and stock held under the ESOP component of the Plan.

Charles Schwab & Co. Inc. (Schwab) Personal Choice Retirement Account - funds allow the individual participant to purchase the mutual funds, stocks, and bonds offered through Schwab.

Participant Loans

Participants may borrow from their fund accounts. Maximum allowable borrowings are 50% of the participant’s vested account balance, not to exceed $50,000. The minimum borrowing is $1,000. The loans bear interest at rates established by the AmerUs Benefit and Pension Committee. Interest rates ranged from 4.25% to 9.5% at December 31, 2002 and from 5.00% to 9.5% at December 31, 2001.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Company pays all expenses of the Plan, with the exception of loan origination fees, which are charged directly to the participant’s account.

2.     Significant Accounting Policies

Investment Valuation and Income Recognition

Investments in mutual funds and common stock of AmerUs is reported at fair value, based upon the latest quoted market price. Participant loans are valued at their unpaid principal balance, representing estimated fair value.

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

The marketable securities in the PCRA, which include common stocks, mutual funds, bonds and a money market fund, are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.     Investments

Participants have no investment direction authority over that portion the AmerUs common stock related to the non-vested ESOP Company core contributions. A summary of the significant components of the changes in the ESOP portion of the AmerUs common stock is as follows:

	Year Ended December 31
	2002	2001

AmerUs Group Co. common stock, beginning of year	$8,114,345	$7,941,442
Dividend income	116,836	90,099
Net unrealized and realized (losses) gains on investments	(1,912,466)	178,380
Employer contributions	946,409	1,299,242
Benefits paid to participants	(1,400,326)	(1,351,842)
Net transfers to (from) other investments	2,465,085	(42,976)

AmerUs Group Co. common stock, end of year	$8,329,883	$8,114,345

All*AmerUs Savings and Retirement Plan

Notes to Financial Statements (continued)

3.     Investments (continued)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2002	2001

Ultra Investors Fund	$8,994,498	$12,035,208
International Growth Fund	4,479,373	5,762,814
Value Fund	8,908,075	10,594,934
Strategic Allocation: Moderate Fund	3,599,748	3,942,996
Stable Asset Fund	20,394,276	19,736,425
Income & Growth Fund	10,628,945	12,679,938
Common stock of AmerUs Group Co.	11,182,327	11,365,391

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

	December 31
	2002	2001

Mutual funds	$(10,000,396)	$(4,923,186)
Common stock	(2,640,186)	264,701

	$(12,640,582)	$(4,658,485)

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 1, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

Supplemental Schedule

All*AmerUs Savings and Retirement Plan
EIN — 42-1458424

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)

December 31, 2002

	Description of Investment,
Identity of Issue, Borrower,	Including Maturity Date, Rate		Current
Lessor or Similar Party	of Interest, Par or Maturity Value	Cost	Value

Participant Directed:
American Century Funds*:
Ultra Investors Fund	424,669 shares		$8,994,498
Vista Investors Fund	87,220 shares		765,794
International Growth Fund	702,220 shares		4,479,373
Value Fund	1,497,156 shares		8,908,075
Strategic Allocation: Aggressive Fund	494,543 shares		2,719,988
Strategic Allocation: Moderate Fund	685,666 shares		3,599,748
Strategic Allocation: Conservative Fund	162,429 shares		787,780
Stable Asset Fund	20,394,276 shares		20,394,276
Income & Growth Fund	488,912 shares		10,628,945
J.P. Morgan U.S. Small Company Opportunities Fund	161,473 shares		1,136,770
Diversified Bond Fund	344,645 shares		3,594,178
Real Estate Fund	9,915 shares		152,884
Barclays Global Investors S&P 500 Stock Fund	8,923 shares		952,153
Royce Fund Low-Priced Stock	14,713 shares		143,451

			67,257,913
Common Stock:
AmerUs Group Co.* — Core Investment Fund	100,225 shares		2,852,444
Personal Choice Retirement Account			2,193,754
Participant loans receivable	Loans to participants, 4.25% to 9.5%
	due through 2017		2,581,729
Nonparticipant directed:
Common stock:
AmerUs Group Co.* — ESOP	293,279 shares	7,224,730	8,329,883

Total investments			$83,215,723

*	Indicates party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

All#AmerUs Savings and Retirement Plan (Name of Plan)

Date: June 27, 2003	By	/s/ Douglas K. Owens Douglas K. Owens Vice President - Compensation & Benefits